VIA EDGAR

August 2, 2022

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Eric Envall and J. Nolan McWilliams

Re:	Magic Empire Global Limited

Registration Statement on Form F-1, as amended (File No. 333-264575)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Network 1 Financial Securities, Inc., as representative of the underwriters, hereby joins Magic Empire Global Limited in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 a.m., Eastern Time, on August 4, 2022 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we have distributed to selected dealers, institutions and others, who are reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Network 1 Financial Securities, Inc.

By:	/s/ Damon Testaverde
Name:	Damon Testaverde
Title:	Head of Investment Banking